UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 333-112898

MILLAR WESTERN FOREST PRODUCTS LTD.
(Name of registrant)

16640 – 111 Avenue
Edmonton, Alberta
Canada T5M 2S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F     [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

This report on Form 6-K shall be incorporated by reference into the registrant’s Notice of Meeting and Management Information Circular dated as of March 8, 2017, furnished to the Commission as Exhibit 99.1 to a Form 6-K (File No. 333-112898) on March 13, 2017 and filed with the Commission as Exhibit T3E to a Form T-3 (File No. 022-29040) on March 10, 2017, under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLAR WESTERN FOREST PRODUCTS LTD.

Date: March 23, 2017	By:	/s/ David Anderson
	Name:	David Anderson
	Title:	Vice-President, Finance, and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	News Release dated March 22, 2017.